Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 1

TABLE OF CONTENTS

PROFILE	3
Q3 2021 HIGHLIGHTS	4
SIGNIFICANT EVENTS	6
GUIDANCE AND OUTLOOK	9
DETAILS OF SALES QUANTITIES AND REVENUE	11
MINING OPERATIONS	13
SUMMARY OF SELECTED QUARTERLY INFORMATION	20
LIQUIDITY AND CAPITAL RESOURCES	21
TRANSACTIONS WITH RELATED PARTIES	23
CRITICAL ACCOUNTING ESTIMATES	23
CHANGES IN ACCOUNTING STANDARDS	24
FINANCIAL INSTRUMENTS	24
SECURITIES OUTSTANDING	24
INTERNAL CONTROLS OVER FINANCIAL REPORTING	24
DISCLOSURE CONTROLS AND PROCEDURES	24
TECHNICAL INFORMATION	25
NON-GAAP MEASURES	26
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	31
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	37

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three month period ended September 30, 2021 (“Q3 2021”) and the nine-month period ended September 30, 2021 (“YTD Q3 2021”) and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as the annual audited consolidated financial statements for the year ended December 31, 2020, which are in accordance with IFRS, the related annual MD&A (“2020 MD&A”), and the Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as of November 3, 2021, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly due to rounding.

PROFILE

Great Panther is a growing diversified gold and silver producer focused on the Americas and is listed on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations, including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance, and the Company is establishing the conditions under which a restart of production can be implemented.

Great Panther also owns several exploration properties, which include: El Horcón, Santa Rosa, and Plomo in Mexico. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 3

Q3 2021 HIGHLIGHTS

			Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Consolidated production
Gold produced	oz		18,423	34,031	66,204	99,329
Silver produced	oz		280,245	375,247	974,738	892,621
Gold equivalent ounces (“Au eq oz”) produced[1]	oz		22,444	39,788	80,722	113,054
Cost metrics
Cash costs per gold ounce sold[2]	$/oz		$1,801	$712	$1,379	$808
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[2]	$/oz		$2,247	$1,023	$1,971	$1,221
AISC per gold ounce sold[2]	$/oz		$2,459	$1,123	$2,152	$1,331
Consolidated sales
Gold	oz		17,940	35,179	66,228	99,063
Silver	oz		258,664	361,143	894,222	874,540
Au eq oz sold[1]	oz		21,542	40,489	79,119	112,029
Average realized gold price[3]	$/oz		$1,780	$1,907	$1,784	$1,751
Average realized silver price[3]	$/oz		$22.79	$26.07	$25.36	$20.33
Profit and loss
Revenue	$ 000	s	$38,351	$77,019	$143,018	$192,097
Mine operating earnings before non-cash items[2]	$ 000	s	$(377)	$42,071	$26,798	$92,075
Mine operating earnings	$ 000	s	$(7,113)	$31,892	$3,278	$61,723
Net income (loss)	$ 000	s	$(18,047)	$18,635	$(28,435)	$(13,277)
Adjusted net income (loss)[2]	$ 000	s	$(17,026)	$21,059	$(24,804)	$34,245
Balance sheet
Cash and cash equivalents	$ 000	s	$35,856	$66,648	$35,856	$66,648
Borrowings	$ 000	s	$44,075	$45,924	$44,075	$45,924
Net working capital	$ 000	s	$3,823	$24,996	$3,823	$24,996
Cash flows
Net cash flows from operating activities	$ 000	s	$(7,958)	$19,661	$875	$50,917
Net cash flows from operating activities before changes in non-cash working capital	$ 000	s	$(8,695)	$26,239	$(2,338)	$51,241
Free cash flow[2]	$ 000	s	$(14,370)	$10,984	$(33,015)	$17,884

Q3 2021 compared with Q3 2020

Gold production at Tucano for Q3 2021 was 16,325 ounces compared with 31,803 ounces for Q3 2020. The decrease in gold production during the quarter was due to mining activities at the Urucum Central South (“UCS”) open pit focusing on the completion of the pushback. Low availability of equipment and higher than average rainfall also delayed completion of the pushback and factored into the lower production in the quarter. The decrease in production was partially offset by processing of low-grade stockpile ore to supplement the mill feed.

For Q3 2021, gold ounces sold were 17,940 ounces compared with 35,179 for Q3 2020. Silver sales decreased by 102,479 payable silver ounces, or 28%, compared with Q3 2020. Silver production from the Company’s two mines in Mexico was lower in Q3 2021 primarily due to the implementation of the new labour laws in Mexico, which resulted in delays in tonnage mined as contracting companies adjusted to the new requirements. In addition, production at GMC was primarily from historically mined areas and actual tonnages available were lower than estimated

1 Gold equivalent ounces are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.00049 and 1:0.00057 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.00064 and 1:0.00076 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

2 The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, AISC per payable silver ounce, mine operating earnings before non-cash items, adjusted net income (loss), and free cash flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

3 Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 4

Cash cost per gold ounce sold for Q3 2021 increased to $1,801 per gold ounce sold from $712 per gold ounce sold for Q3 2020. The $1,089 per ounce increase is primarily due to the impact of lower grades processed due to blending of lower-grade stockpiled ore as well as lower metal recoveries resulting in an increase in cost per gold ounce sold of $738. Additionally, the Company ceased the capitalization of stripping costs for the Urucum open pits effective July 1, 2021. As a result, cash cost per ounce sold increased by $258 and deferred stripping costs decreased by the same amount, and, as a result AISC was not impacted.

AISC per gold ounce sold excluding corporate general and administrative (“G&A”) expenditures was $2,247, compared with $1,023 for Q3 2020. In addition to the increase in cash costs discussed above ($1,098 per ounce), the impact of lower grades and recoveries resulted in an additional increase in AISC of $100 per gold ounce sold reflecting the impact of lower ounces of gold sold on costs included in AISC that are not included within cash costs. The remaining variance is primarily due to the weakening of the USD against the MXP and BRL.

Mine operating earnings decreased $39.0 million since the same period in 2020. Net loss for Q3 2021 was $18.0 million compared with net income of $18.6 million for the same period in 2020. After adjusting for derivative losses, foreign exchange losses and share-based compensation, adjusted net loss for Q3 2021 was $17.0 million compared with an adjusted net income of $21.1 million for Q3 2020.

On September 30, 2021, cash and cash equivalents were $35.9 million compared with $66.6 million on September 30, 2020, and $63.4 million on December 31, 2020. Cash flow from operating activities before changes in non-cash working capital for Q3 2021 was negative $8.7 million and free cash flow was negative $14.4 million, compared with $26.2 million and $11.0 million for Q3 2020. During Q3 2021, the Company had net proceeds from borrowings of $17.5 million.

YTD Q3 2021 compared with YTD Q3 2020

Mine operating earnings for YTD Q3 2021 decreased to $3.3 million from $61.7 million in YTD Q3 2020. Cash cost per gold ounce sold for YTD Q3 2021 increased 71% to $1,379 per gold ounce sold from $808 per gold ounce sold for YTD Q3 2020. Additionally, gold ounces produced and gold ounces sold for YTD Q3 2021 decreased by 33%.

Gold sales for YTD Q3 2021 decreased by 32,835 ounces, or 33%, compared with YTD Q3 2020. The decrease in gold ounces sold is primarily related to lower gold production at Tucano in 2021. During the second quarter of 2021 detection of movement in the west wall of the south-central portion of the UCS pit resulted in temporary halting of production and commencement of pushback activities to improve wall stability and as noted above further stoppages continued in the third quarter. As a result, during 2021 the mill feed has been supplemented by the processing of low-grade stockpile ore and lower grade material from Urucum North (“URN”).

Silver sales increased by 19,682 payable silver ounces, or 2%, compared with YTD Q3 2020. Silver production from the Company’s two mines in Mexico was lower in YTD Q3 2020 primarily due to the suspension of mining operations in Mexico for April and May 2020 following a directive of the Mexican Federal Government to mitigate the spread of the coronavirus respiratory disease and any variant thereof (“COVID-19”).

Cash costs per gold ounce sold were $1,379, a 71% increase compared with $808 in Q3 YTD 2020. The $571 per ounce increase in cash costs is primarily due to the impact of lower grades and recoveries resulting in an increase in cost per gold ounce sold of $712. Additionally, the Company ceased the capitalization of mining costs for the Urucum open pits effective July 1, 2021. As a result, cash cost per ounce sold increased by $70 and deferred stripping decreased. These factors were partly offset by higher by-product revenue per gold ounce sold of $201. The remaining variance is due to the fluctuation in the MXP and BRL and other cost increases.

AISC per gold ounce sold excluding corporate G&A expenditures was $1,971, a 61% increase compared with Q3 YTD 2020. In addition to the increase in cash costs discussed above ($571 per ounce) the impact of lower grades and recoveries resulted in an additional increase in ASIC of $169 per ounce sold. The remaining variance is due to the fluctuation of Mexican Peso and the Brazilian Real and other cost increases.

Net loss for YTD Q3 2021 was $28.4 million compared with a net loss of $13.3 million for the same period in 2020. The net loss for YTD Q3 2020 included a $30.6 million loss related to forward currency contracts on the BRL entered into in late 2019 and early 2020 and foreign exchange losses of $15.1 million resulting from a significant weakening of currencies in YTD Q3 2020 against the USD. After adjusting for derivative losses, foreign exchange losses and share-based compensation, adjusted net loss for YTD Q3 2021 was $24.8 million compared with an adjusted net income of $34.2 million for YTD Q3 2020.

On September 30, 2021, cash and cash equivalents were $35.9 million compared with $66.6 million for the same period last year and $63.4 million on December 31, 2020. Cash flow from operating activities before changes in non-cash working capital for YTD Q3 2021 was negative $2.3 million and free cash flow was negative $33.0 million compared with $51.2 million and $17.9 million for YTD Q3 2020. During YTD Q3 2021, the Company had an increase in borrowings of $10.4 million compared with an increase in borrowings of $3.1 million for the same period in 2020. In addition, during YTD Q3 2020 the Company completed a bought deal share issuance for net proceeds of $14.7 million.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 5

SIGNIFICANT EVENTS

Tucano Gold Mine

On July 14, 2021, the Company announced the resumption of mining activities in the UCS open pit as the conditions affecting the stability of the west wall had improved. Radar measurements were showing a considerable reduction of movement compared to the previous two months and pushback activities were ahead of schedule.

On August 4, 2021, the Company announced that pushback activities in the west wall were ongoing while mining at depth had safely restarted ahead of plan.

On October 18, 2021, it was reported that Tucano’s geotechnical committee had advised that additional remediation work be completed in the UCS open pit to improve stability as movement in the west wall had increased in recent days. As safety and the wellbeing of workers is the Company’s primary concern, mining of ore from UCS was temporarily suspended to ensure the wellbeing of workers. The technical evaluation, which includes further geotechnical modelling, needed to determine the magnitude of the remediation work is still ongoing.

Following a site visit by the geotechnical committee on October 20-21, 2021, limited mining of ore is allowed to continue in the southern portion of the UCS pit until the beginning of the rainy season, which is expected in December.

The Company then anticipates resuming full mining activities in the UCS pit by mid-2022 when seasonally drier and safer conditions are expected. Installation of vertical drains in the west wall of the UCS pit was affected by the latest wall movement and the Company is re-evaluating a new schedule for completion of the installation.

The Company anticipates mining activities for the first half of 2022 to focus on three other pits: TAP AB, Tap C and Urucum North. Consolidated production for the year is expected to be lower and costs to be higher than anticipated. The Company has revised production and cost guidance for 2021 as detailed under the heading Guidance and Outlook.

Exploration Update

On July 22, 2021, Great Panther announced high-grade intercepts from Tucano’s URN open pit. The Company is expediting studies to support a decision to initiate underground production to supplement the open pit feed to the mill. In addition, the Company identified near-surface high-grade mineralization, which it believes will extend the URN open pit.

On September 7, 2021, Great Panther announced results from its 2021 resource replacement and expansion drilling program as well as regional exploration results. Drilling on the TAP C open pit further defined continuity of mineralization for resource expansion and regional exploration identified a new gold trend within 20 km radius of the Tucano mine. The definition of new resources at TAP C will give Tucano additional operational flexibility with new production fronts from shallow pits close to the plant.

Complete tables of drill results for the URN drill program and the TAP C drill program can be found in the Company’s July 22, 2021 and September 7, 2021 news releases, respectively, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Doré Prepayment Facility

On September 21, 2021, the Company announced that it has entered into a $20.0 million gold doré prepayment agreement (the "Doré Agreement") with Asahi Refining Canada Ltd. ("Asahi"), a wholly owned subsidiary of Asahi Holdings, Inc., as well as a $5.0 million lead concentrate prepayment agreement (the "Concentrate Agreement") with Samsung C&T U.K. Ltd. ("Samsung"), a wholly owned subsidiary of Samsung C&T Corporation.

Under the Doré Agreement, Asahi has agreed to advance a $20.0 million prepayment (the "Asahi Advance") to Great Panther in consideration for the equivalent value in gold ("the Prepaid Doré"), to be delivered over a 12-month period in installments of equal value commencing in April 2022. The Prepaid Doré will be sold at a 0.5% discount to the spot price of gold at the time of delivery and will be used to offset repayments of the Asahi Advance. The Asahi Advance will bear interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary, Mina Tucano Ltda, which owns Tucano. Great Panther has a full option for early repayment of the Asahi Advance, subject to a 3% penalty applied to the outstanding balance at the time of repayment. The Doré Agreement also provides exclusivity on refining and gold sales for 100% of the remaining production of Tucano during the term of the agreement.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 6

Under the Concentrate Agreement, Samsung has agreed to advance a $5.0 million prepayment (the "Samsung Advance") to Great Panther's Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V. ("MMR") in consideration for exclusive offtake of the lead concentrate production from Topia up to a maximum contract quantity of 5,400 DMT representing approximately 21 months of production from the mine. The Concentrate Agreement also gives Samsung a right of first offer on an additional 12 months of concentrate. The Samsung Advance will be repaid in twelve equal monthly instalments commencing in April 2022. It will bear interest at an annual rate of 3-month USD LIBOR plus 6.5% and will be secured by a pledge of all equity interests in MMR. MMR has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The remaining balance of $3.2 million on the Company's existing gold doré agreement with Samsung has been repaid in full and cancelled and the pledge of shares to Samsung of the Company's shares in Mina Tucano Ltda has been released. Samsung's right of offer for concentrates produced from the Company's Coricancha Mine project in certain circumstances remains in effect. Funding of the agreement was subject to the completion to Samsung’s Satisfaction of a pledge in GPR’s shares of MMR. On November 2, 2021 the Company completed the conditions precedent for funding under the Samsung Advance and funds were received.

At-The-Market Offering

On October 15, 2021, the Company entered into an At-the-Market Offering Agreement (the “ATM Agreement”) dated October 15, 2021, with H.C. Wainwright & Co., LLC, pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement (the “ATM Facility”). The ATM Facility replaces the Company’s prior $25.0 million “at-the-market” facility, which expired on August 3, 2021.

COVID-19 Response and Considerations

Great Panther is closely monitoring the effects of the spread of COVID-19 with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to our business continuity.

In response to the increased rate of spread of COVID-19, including the high incidence of infection in areas where the Company operates, Great Panther has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment. The Company is focused on maintaining top-of-mind awareness about prevention practices within the organization and the communities that surround its operations. Vaccination programs are advancing and vigilance is of the utmost importance to support health authorities during this time. There is no assurance that the Company’s plans and protocols will effectively stop the spread of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with enhanced safety protocols and safeguards.

The Company has prepared contingency plans if there is a full or partial shutdown at any of its operations and is prepared to act quickly to implement them. If authorities seek to restrict mining activities to mitigate the spread of COVID-19 or if the Company faces workforce shortages due to the spread, the Company will endeavour to do so to satisfy authorities and address workforce availability without executing a complete shutdown. The Company cannot provide assurance that there will not be interruptions to its operations in the future.

Completion of Cangold Sale

On November 1, 2021, the Company closed the share purchase agreement, entered into on August 4, 2021, with Newrange Gold Corp. (“Newrange”) under which the Company has sold the shares of its wholly-owned subsidiary Cangold Limited (“Cangold”) to Newrange for a purchase price of CAD$1.0 million paid as a combination of cash and common shares of Newrange. Cangold holds the Company’s interest in the Argosy property in Northern Ontario in the Red Lake Mining District. Prior to closing, the Company completed a reorganization to retain its 100% interest in the Company’s Plomo property located in Mexico, previously owned by a subsidiary of Cangold.

GREAT PANTHER MINING LIMITED Management’s Discussion &Analysis	Page 7

Change in Peruvian Law

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide bonds to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the bonding requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs, or the timing of payment or form of collateral to be provided, and these details are expected to be described in new regulations that are expected to be published by mid-November 2021. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) has received notice from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006., prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the taxpayer, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20 million.

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 8

GUIDANCE AND OUTLOOK

Outlook

Due to the production disruptions at UCS, the Company has revised its 2021 production guidance for Tucano to between 74,000 and 84,000 Au oz and consolidated production guidance to 94,000 to 109,000 Au eq oz. Consolidated AISC guidance for 2021 has been increased to a range of $1,950 - $2,050 per gold ounce sold. AISC includes the cost of certain exploration activities critical to the Company’s growth strategy and are not representative of the cost structure when at steady state production.

Preliminary mine plans for 2022 include production of up to 100,000 Au oz from Tucano. Initial mine plan results show that approximately 75% of the Tucano production is planned to be delivered in the second half of the year when the TAP AB pit accelerates mining in ore.

Revised 2021 consolidated guidance on costs is stated in the table below:

	Tucano [1]		Mexico		Consolidated
	Previous	Revised	Previous	Revised	Previous	Revised
Gold eq production (oz) [2]	100,000-110,000	74,000-84,000	25,000-30,000	20,000-25,000	125,000-140,000	94,000-109,000
Silver production (k oz)	–	–	1,500-1,600	1,200-1,300	1,500-1,600	1,200-1,300
Gold production (oz)	100,000-110,000	74,000-84,000	8,000-10,000	6,500-8,000	108,000-120,000	80,500-92,000
AISC ($/Au oz sold) [3]	$1,450-1,550	$1,950-2,050	N/A	N/A	$1,450-1,550	$1,950-2,050

These production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

1 The revised guidance for 2021 assumes no COVID-19 related shutdowns, the Company being able to maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan and without further additional costs or significant interruption, as well as the continuation of mining activities at GMC within existing tailings storage capacity if permitting is not confirmed prior to December 31, 2021.

2 Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.

3 AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate G&A expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-Generally Accepted Accounting Principle ("non-GAAP") measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by International Accounting Reporting Standards ("IFRS") as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Company's Management Discussion and Analysis for the nine months ended September 30, 2021 for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.35 for the fourth quarter of 2021. Actual results may differ.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 9

Consolidated Results of Operations

(000s)	Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Revenue	$38,351	$77,019	$143,018	$192,097
Production costs	38,728	34,948	116,220	100,022
Mine operating earnings before non-cash items[1]	(377)	42,071	26,798	92,075
Amortization and depletion	6,615	10,099	23,166	30,125
Share-based compensation	121	80	354	227
Mine operating earnings	(7,113)	31,892	3,278	61,723
Mine operating earnings before non-cash items (% of revenue)	-1%	55%	19%	48%
Mine operating earnings (% of revenue)	-19%	41%	2%	32%
G&A expenses	3,688	3,456	11,650	10,639
EE&D expenses	4,681	4,044	12,169	10,081
Care and maintenance costs	—	142	—	693
Finance and other expense	2,565	3,449	7,673	51,097
Tax expense (recovery)	—	2,166	221	2,490
Net income (loss)	$(18,047)	$18,635	$(28,435)	$(13,277)
Adjusted net income (loss)[1]	$(17,026)	$21,059	$(24,804)	$34,245
Adjusted EBITDA[1]	$(8,827)	$34,934	$3,094	$71,507

Q3 2021 compared with Q3 2020

Net loss for Q3 2021 was $18.0 million compared with a net income of $18.6 million for the same period last year. Significant variances are as follows:

Revenue - A decrease of 50% resulting primarily from lower metal sales volumes ($36.3 million), and lower realized prices for gold and silver prices ($3.1 million) offset partially by higher realized prices for lead and zinc ($0.2 million), and lower smelting and refining charges ($0.5 million effect).

Production costs - An increase of 11% primarily due to higher costs at Tucano (4%), higher costs in Mexico (11%), and the impact of the strengthening of BRL and MXN against the USD (3%). These increases were partially offset by the lower costs due to lower sales of all metals from the GMC and Topia (7%).

Amortization and depletion - A decrease of 34% primarily due to lower gold sales from Tucano.

Exploration, evaluation and development expenses (“EE&D”) - An increase of 16% primarily due to a $0.5 million increase in Coricancha expenditures. Exploration costs at Tucano are capitalized to mineral properties and are not included in EE&D.

Finance and other expenses - A decrease of $0.9 million primarily due to the absence of mark-to-market losses on non-deliverable forward exchange contracts for BRL against USD and a decrease in foreign exchange losses of $0.5 million.

1 The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted net income (loss), adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 10

YTD Q3 2021 compared with YTD Q3 2020

Net loss for YTD Q3 2021 was $28.4 million compared with a net loss of $13.3 million for the same period last year. Significant variances are as follows:

Revenue - A decrease of 26% resulting primarily from lower metal sales volumes ($57.2 million) offset partially by higher realized prices for all metals ($7.9 million).

Production costs - An increase of 16% primarily due to the impact of higher costs at Tucano (10%), higher costs in Mexico (8%) with volume of production relatively consistent, the remaining variance relates to the impact of movements in foreign exchange in periods.

Amortization and depletion - A decrease of 23% primarily due to lower metal sales volume at Tucano.

General and administrative expenses (“G&A”) - An increase of 10% primarily due to severance payments resulting from management changes.

Exploration, evaluation and development expenses (“EE&D”) - An increase of 21% primarily due to a $1.1 million increase in San Ignacio development expenses and a $0.7 million increase in Guanajuato development expenses.

Finance and other expense - A decrease of $43.4 million primarily due to lower mark-to-market losses on non-deliverable forward exchange contracts for BRL against USD of $30.1 million and a decrease in foreign exchange losses of $13.6 million. The significant weakening of the BRL against the USD for the YTD Q3 2020 resulted in foreign exchange losses on translation of USD denominated balances into the BRL functional currency of the Company’s Brazilian subsidiary.

DETAILS OF SALES QUANTITIES AND REVENUE

The following table provides additional detail for sales quantities, average realized prices, and revenue for Q3 2021 and Q3 2020:

	Q3 2021				Q3 2020
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	16,031	1,741	168	17,940	33,112	1,873	194	35,179
Silver (ounces)	3,023	109,323	146,318	258,664	6,757	157,628	196,758	361,143
Lead (tonnes)	—	—	241	241	—	—	429	429
Zinc (tonnes)	—	—	246	246	—	—	414	414
Au eq oz sold	16,066	3,027	2,449	21,542	33,187	3,625	3,677	40,489
Revenue (000s)
Gold revenue	$28,532	$3,093	$300	$31,925	$63,083	$3,641	$379	$67,103
Silver revenue	72	2,470	3,354	5,896	158	4,106	5,152	9,416
Lead revenue	—	—	527	527	—	—	806	806
Zinc revenue	—	—	769	769	—	—	1,018	1,018
Ore processing revenue	—	—	—	—	—	—	—	—
Smelting and refining charges	(9)	(340)	(417)	(766)	(24)	(511)	(789)	(1,324)
Total revenue	$28,595	$5,223	$4,533	$38,351	$63,217	$7,236	$6,566	$77,019
Average realized metal prices and FX rates
Gold (per ounce)				$1,780				$1,907
Silver (per ounce)				$22.79				$26.07
Lead (per pound)				$0.99				$0.85
Zinc (per pound)				$1.41				$1.11
USD/CAD				1.259				1.333
USD/BRL				5.229				5.380
USD/MXN				20.016				21.771

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 11

The following table provides additional detail for sales quantities, average realized prices, and revenue for YTD Q3 2021 and YTD Q3 2020:

	YTD Q3 2021				YTD Q3 2020
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	60,511	5,092	625	66,228	93,375	5,156	532	99,063
Silver (ounces)	10,019	367,456	516,747	894,222	17,854	384,192	472,494	874,540
Lead (tonnes)	—	—	1,011	1,011	—	—	981	981
Zinc (tonnes)	—	—	1,030	1,030	—	—	1,119	1,119
Au eq oz sold	60,629	9,415	9,075	79,119	93,573	9,424	9,032	112,029
Revenue (000s)
Gold revenue	$107,939	$9,077	$1,120	$118,136	$163,353	$9,120	$951	$173,424
Silver revenue	255	9,279	13,144	22,678	335	7,841	9,600	17,776
Lead revenue	—	—	2,140	2,140	—	—	1,753	1,753
Zinc revenue	—	—	3,032	3,032	—	—	2,262	2,262
Ore processing revenue	—	—	—	—	—	—	34	34
Smelting and refining charges	(33)	(1,179)	(1,756)	(2,968)	(68)	(1,108)	(1,976)	(3,152)
Total revenue	$108,161	$17,177	$17,680	$143,018	$163,620	$15,853	$12,624	$192,097
Average realized metal prices and FX rates
Gold (per ounce)				$1,784				$1,751
Silver (per ounce)				$25.36				$20.33
Lead (per pound)				$0.96				$0.81
Zinc (per pound)				$1.34				$0.92
USD/CAD				1.249				1.353
USD/BRL				5.332				5.076
USD/MXN				20.023				21.681

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 12

MINING OPERATIONS

TUCANO

		Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Mining and processing
Ore mined	tonnes	201,229	373,928	760,608	1,108,526
Ore mined grade	g/t	0.90	2.22	1.10	1.90
Total waste mined	tonnes	4,416,899	5,313,363	16,434,702	17,769,281
Total material mined	tonnes	4,618,128	5,687,291	17,195,310	18,877,807
Strip ratio		20.7	14.2	20.4	16.0
Tonnes milled	tonnes	886,362	823,353	2,555,831	2,457,187
Plant head grade	g/t	0.64	1.31	0.78	1.30
Plant gold recovery	%	88.8%	92.1%	88.7%	91.3%
Production
Gold	oz	16,105	31,803	56,812	93,400
Carbon fines recovery	oz	220	—	3,206	—
Total gold production	oz	16,325	31,803	60,018	93,400
Sales
Gold	oz	16,031	33,112	60,511	93,375
Cost metrics
Cash cost per gold ounce sold [1]	$/oz	$1,781	$804	$1,419	$839
AISC per gold ounce sold [1]	$/oz	$2,051	$1,061	$1,918	$1,209
Exploration	m	15,012	9,265	32,293	22,834

The following discusses the changes in results for Q3 2021 compared with Q3 2020 unless otherwise noted.

Tucano gold production decreased by 49% primarily due to low fleet availability and geotechnical restrictions following wall movement and higher than anticipated rain levels in the UCS pit. The low fleet availability also affected the mining rates in the TAP AB1 and URN pits.

In September, movement was detected in the west wall of the UCS pit and to ensure safety for workers mining was suspended for four days until conditions were deemed stable. During the third quarter, lower grade ore from stockpiles supplemented ore production from the UCS and URN open pits.

Under IFRS, the capitalization of stripping costs ceases once the remaining ore component within a pit has less than 12 months of remaining activity. The Company ceased the capitalization of mining costs for the Urucum open pits effective July 1, 2021. As a result, cash costs will be higher and deferred stripping costs will be lower while mining in these pits is completed through 2022. Cash costs per gold ounce sold were $1,781 compared with $804 for Q3 2020. As a result, cash costs increased due to the change in stripping during the quarter by $289 per gold ounce sold. The remaining $688 of increase in cash cost per gold ounce sold is a result of lower grades and recoveries during the quarter.

AISC per gold ounce sold was $2,051 compared with $1,061 for Q3 2020. The increase is primarily the result of lower grades and metal recoveries during the quarter.

Exploration

The 2021 Tucano exploration program is budgeted for $8.4 million with the objective of defining new targets through regional soil sampling, fast-tracking prioritized targets within a 20-kilometre radius of the mine, replacing mined resources within the mine sequence, and confirmation and extension drilling of the high-grade underground resource. The program included a 24,000 metre near-mine resource definition program.

To date, the 2021 objective of 500-line kilometres of soil lines has been surpassed and over 26,000 metres of drilling within the mine sequence has been completed and an additional 7,000 metres planned for Q4.

In Q3 2021, drilling at Tucano focused on TAP C and URN. TAP C is located between TAP AB and Urucum, the current centres of mining activity, and has the objective of demonstrating continuity of mineralization to approximately 50 metres - 70 metres below the current pit floor. At URN, diamond drilling focused on resource definition and conversion drilling within the high-grade gold zone (“HGZ1”) beneath the URN pit at depths of 200 metres - 500 metres as well as shallower zones of higher-grade ore along the northern extension of the pit.

1 The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 13

On April 7, 2021, Great Panther announced drill results from the first phase drill program at TAP C. Drilling indicates continuity of mineralization of the TAP C deposit to approximately 50 metres - 70 metres below the current pit with discontinuous high-grade zones within lower grade mineralization trends. On July 22, 2021, Great Panther announced high-grade intercepts from Tucano’s URN deposit and on September 7, 2021, Great Panther gave an update on the exploration drilling at TAP C and for the regional exploration programs.

Resource definition drilling within the mine sequence employed four diamond drills (16,977 metres to date) and a RC drill (4,595 metres to date) on loan from the mine. 848 metres was also drilled using a percussion drill on shallow zones of colluvial mineralization on the flanks of TAP C. One diamond drill and the RC drill were employed on TAP C and three diamond drills at URN. The current drilling program at TAP C was completed in September and the diamond and RC drills are now employed on the Urso and Torres targets to the north and south of the TAP AB pit.

The previously reported 8,000-metre diamond drilling program to define and extend the resources in the HGZ1 zone at URN was completed and a new 11,000-metre phase of resource conversion drilling was initiated. This will carry over into 2022 and will support mine development studies currently underway. One of the drills was dedicated to a series of deep holes (500 metres - 600 metres long) to test the deeper portions and the down plunge extension of the URN HGZ1. In parallel, upper portions of the mineralized body above the HGZ1 were tested.

In September, mineralization wireframes were generated for all the deposits as part of the process of updating the Mineral Resource and Mineral Reserve estimates for Tucano. This is due for release at the end of Q4 2021.

Regional exploration in the third quarter focused on the completion of the Lona Amarela, regional and in-fill soil grids, and opening and sampling of the Eastern Mine Sequence, Vila do Meio and Vilage Antonio grids. This year, 634-line kilometres of soil lines have been opened and sampled for 14,950 samples. During the quarter soil sample results for the Mutum grid were received and interpreted. The geochemistry mapped the presence of a regional zone of dilation hosting two small ellipsoid shaped intrusive centres, with elevated gold values along the structural contact of the zone. A ground magnetic survey and field mapping are underway to prioritize drill targets along the gold trend with drilling to be initiated in Q4 2021.

Rotary air blast (“RAB”) and auger drilling focused on the Saraminda target where drilling is required to ensure tenement compliance. In total 4,095 metres of RAB and 2,057 metres of auger drilling have been completed.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 14

GUANAJUATO MINE COMPLEX

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver represents a significant portion of its production.

		Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Material mined	tonnes	41,705	45,212	122,151	109,896
Material milled	tonnes	41,343	45,101	121,485	111,463
Production
Silver	oz	118,057	161,927	386,877	392,691
Gold	oz	1,883	1,919	5,357	5,220
Silver equivalent ounces (“Ag eq oz”)[1]	oz	278,073	334,675	842,262	862,505
Average ore grades
Silver	g/t	102	131	114	128
Gold	g/t	1.64	1.59	1.58	1.74
Metal recoveries
Silver		87.1%	85.5%	86.9%	85.4%
Gold		86.4%	83.4%	86.8%	83.9%
Sales
Payable silver	oz	109,323	157,628	367,456	384,192
Gold	oz	1,741	1,873	5,092	5,156
Ag eq oz sold[1]	oz	257,285	326,267	800,272	848,224
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$29.23	$8.38	$25.49	$7.10
AISC per payable silver ounce[2]	$/oz	$46.94	$18.83	$39.49	$18.21
Exploration
Metres drilled - Guanajuato	m	488	3,817	5,946	6,851
Metres drilled - San Ignacio	m	3,450	2,136	10,506	4,002
Total metres drilled	m	3,938	5,953	16,452	10,853

The following discusses the changes in results for Q3 2021 compared with Q3 2020 unless otherwise noted.

Metal production decreased by 17% due to lower throughput and lower silver grades. The lower throughput in Q3 2021 was primarily due to the implementation of new labour laws in Mexico and production from historically mined areas being lower than estimated, as mentioned above. These factors were partly offset by higher gold grades and higher gold and silver recoveries.

Cash costs per payable silver ounce were $29.23, an increase of $20.85 per payable silver ounce compared with Q3 2020, mainly due to higher production costs ($15.18 per ounce), increases in cost per ounce due to lower throughput and silver grades ($6.6 per ounce), strengthening of the MXN to the USD ($4.39 per ounce), offset partially by higher recoveries on by-products ($5.19).

AISC per payable silver ounce was $46.94, a 149% increase compared with Q3 2020, mainly due to higher cash costs per ounce as explained above ($20.85 per ounce), the impact of lower grades and recoveries, which resulted in an additional increase in AISC of $4.33 per ounce sold. The remaining variance is due to the fluctuation of MXN and other cost increases.

Exploration

For Q3 2021, 3,938 metres of exploration drilling at the GMC was completed compared with 5,953 metres for the same period in 2020. At the end of Q3 2021, 16,452 metres had been drilled against the 2021 budget of 15,180 metres. In Q3 2021, the focus shifted to delineating several zones at San Ignacio (3,450 metres) in which an additional drill was moved from Guanajuato to San Ignacio.

1 Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

2 The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 15

At the San Ignacio mine, to the end of Q3 2021, 10,506 metres had been drilled, with the focus being on core drilling with one surface rig on evaluating the extension of the Purisima vein system between the historical Santo Niño and San Pedro shafts. In the San Pedro area an underground core rig is focused on additional drilling confirming and extending inferred mineral resources.

Development and drilling costs for the GMC exploration are expensed.

Permitting

As previously disclosed, the Company has not yet been granted a permit from the Comisión Nacional del Agua (“CONAGUA”) to expand the tailings storage facility at the GMC, which only has sufficient capacity to continue milling operations until December 2021. While the Company continues to proactively engage with CONAGUA in regards of the tailings dam permit, the decision has been made to put the Guanajuato mine and the Cata processing plant on care and maintenance as of November 30, 2021. The Company is continuing to operate the San Ignacio mine and is exploring alternative arrangements for the mine including third party processing of ore.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 16

TOPIA

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

		Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Material mined	tonnes	13,614	20,292	45,802	47,100
Material milled	tonnes	14,433	20,292	48,956	47,431
Production
Silver	oz	162,188	213,320	587,860	499,931
Gold	oz	218	308	829	708
Lead	tonnes	268	457	1,150	1,021
Zinc	tonnes	347	565	1,444	1,420
Silver equivalent ounces[1]	oz	242,028	383,897	917,605	906,328
Average ore grades
Silver	g/t	373	353	401	355
Gold	g/t	0.64	0.85	0.86	0.84
Lead	%	1.99	2.41	2.50	2.31
Zinc	%	2.59	3.03	3.21	3.21
Metal recoveries
Silver		93.7%	92.5%	93.1%	92.4%
Gold		72.2%	55.5%	61.0%	55.1%
Lead		93.6%	93.2%	94.1%	93.1%
Zinc		92.7%	91.9%	91.8%	93.2%
Sales
Payable silver	oz	146,318	196,758	516,747	472,494
Gold	oz	168	194	625	532
Ag eq oz sold[1]	oz	208,178	330,913	771,383	812,865
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$20.37	$11.82	$16.11	$13.45
AISC per payable silver ounce[2]	$/oz	$32.31	$15.85	$23.65	$17.76
Exploration
Metres drilled	m	898	386	2,938	795

The following discusses the changes in results for Q3 2021 compared with Q3 2020 unless otherwise noted.

Metal production decreased by 37% primarily due to lower throughput, lower gold, lead and zinc grades and the decrease in production attributed to the change in metal equivalency ratios for lead and zinc. The lower throughput in Q3 2021 was primarily due to the implementation of new labour laws in Mexico as previously mentioned. These factors were partly offset by the higher silver grades and higher recoveries for all metals.

Cash costs per payable silver ounce were $20.37, a 72% increase compared with Q3 2020, primarily a result of the impact of labour shortages due to the implementation of the new labour laws in Mexico and the corresponding impact on production as well as higher mining costs of $6.52 per ounce and the impact of the strengthening of the MXN against the USD ($2.29 per ounce).

AISC per payable silver ounce was $32.31, a 104% increase compared with Q3 2020, mainly due to higher cash costs per ounce as explained above ($8.55 per ounce) and higher sustaining capital and sustaining EE&D ($6.56 per ounce).

1 Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

2 The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 17

Exploration

Exploration drilling in Q3 2021 was 898 metres for a total of 2,938 metres to date. In Q3 2021, there was an increase of 512 metres compared with the same period in 2020 primarily due to the availability of a surface drill rig and two underground drill rigs. The primary purpose of this exploration program is to increase definition of existing Inferred Mineral Resources.

The mineralized veins at Topia are laterally extensive and can locally be followed for more than 4 kilometres. They are steeply dipping and, due to their narrow width, mine development is ‘on-vein’ rather than parallel to it. Consequently, the veins are drilled at wide spacing from surface to trace their lateral continuity, then detail sampled underground as development progresses. Minimal underground exploration drilling is conducted. In this way, Inferred Mineral Resources are defined primarily from surface drilling, with a goal of upgrading to Measured & Indicated Resources once the underground sampling is complete.

Permitting

The Company received the permit for the Phase III Tailings Storage Facility (“TSF”) in 2020 and has completed constructing of retaining walls and erosion controls around the base of the facility.

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a Preliminary Economic Assessment (“PEA”) that outlined the potential for 3 million Ag eq oz of annual production at Coricancha. In June 2019, the Bulk Sample Program (“BSP”) was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized or that the Company will choose to restart Coricancha. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and resumed in the second quarter of 2020.

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministerio de Energia y Minas de Peru (“MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar International BV and Nyrstar Netherlands (Holdings) BV (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited) for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. To protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. Subsequent to the year ended December 31, 2020, the Company was notified of a second instance decision in the Constitutional Case, which unfavourably dismissed the Company’s Constitutional Case. The decision requests that the MEM issue a technical report evaluating the proposed modifications to the remediation plan within two months of the decision. Effective June 10, 2021 the related injunction was cancelled. While the Company has appealed the Constitutional Case proceeding decision, it has been advised that it is not possible to appeal the cancellation of the injunction. The cancellation of the injunction exposes the Company to potential fines, penalties, regulatory action or charges from government authorities.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 18

Following receipt of a community agreement in May to allow for access, the Company commenced a 5,168-metre drill program at Coricancha in July 2021. By the end of Q3 2021, 4,600 metres had been completed with the drilling focused on the Escondida, Wellington and Constancia veins. The drill program is scheduled for completion in late October with final geochemistry assays being received at the end of November / early December.

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide bonds to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the bonding requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs, or the timing of payment or form of collateral to be provided, and these details are expected to be described in new regulations that are expected to be published by mid-November 2021. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 19

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Revenue	$38,351	$52,097	$52,570	$68,708	$77,019	$67,028	$48,050	$65,679
Production costs	38,728	44,848	32,644	36,275	34,948	31,273	33,802	57,232
Mine operating earnings before non-cash items[1]	(377)	7,249	19,926	32,433	42,071	35,755	14,248	8,447
Amortization and depletion and share-based compensation	6,736	7,887	8,897	10,289	10,179	11,894	8,278	13,493
Mine operating earnings (loss)	(7,113)	(638)	11,029	22,144	31,892	23,861	5,970	(5,046)
G&A expenses	3,688	3,574	4,387	2,287	3,456	3,589	3,594	8,983
EE&D expenses	4,681	3,992	3,496	3,214	4,044	2,541	3,495	13,878
Finance and other expense	2,565	1,982	3,126	1,731	3,449	8,500	39,148	51
Net income (loss) for the period	(18,047)	(10,057)	(331)	13,611	18,635	8,552	(40,464)	(28,068)
Basic and diluted earnings (loss) per share	(0.05)	(0.03)	0.00	0.04	0.05	0.03	(0.13)	(0.09)
Adjusted net income (loss)[1]	(17,026)	(9,473)	1,694	12,930	21,059	16,659	(3,475)	(31,341)
Adjusted earnings (loss) per share[1]	(0.05)	(0.03)	0.00	0.04	0.06	0.05	(0.01)	(0.10)
Adjusted EBITDA[1]	(8,827)	(450)	12,369	26,513	34,934	30,191	6,380	(5,338)
	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Tonnes milled[2]	942,137	929,430	854,704	951,352	888,746	847,174	880,162	928,198
Production
Gold (ounces)	18,423	22,804	24,978	33,703	34,031	36,357	28,940	37,089
Silver (ounces)	280,245	334,423	360,070	225,477	375,247	142,457	374,917	423,231
Lead (tonnes)	268	357	526	212	457	163	401	487
Zinc (tonnes)	347	478	619	294	565	223	632	650
Au eq oz	22,444	27,722	30,556	36,997	39,788	38,541	34,725	44,697
Sales
Gold ounces sold	17,940	23,407	24,881	33,374	35,179	37,076	26,807	38,992
Au eq oz sold	21,542	27,941	29,635	36,549	40,489	39,316	32,225	45,625
Cost metrics
Cash cost per gold ounce sold[1]	$1,801	$1,508	$945	$905	$712	$729	$1,045	$1,268
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$2,247	$2,201	$1,557	$1,248	$1,023	$1,027	$1,749	$1,615
AISC per gold ounce sold[1]	$2,459	$2,358	$1,738	$1,318	$1,123	$1,126	$1,886	$1,703

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December).

Since the acquisition of Tucano on March 5, 2019, metal production from Q3 2019 up to the fourth quarter of 2020 was in the 34,700 - 47,400 Au eq oz range per quarter. Metal production for Q3 and Q4 of 2019 were higher due to the successful commissioning of the supplemental oxygen system at Tucano, which enabled the processing of higher-grade sulphide ore. Metal production decreased in Q1 2020 due to the UCS pit issue at Tucano from Q4 2019, as noted in the Company’s news releases on October 7, 2019, and October 15, 2019, and lower metal production at Topia. Metal production decreased in Q1 2021 due to the planned heavy stripping at Tucano and lower metal production at the GMC. Metal production decreased in Q2 and Q3 2021 due to the temporary stoppages in ore production from the UCS pit, as noted in the Company’s news release on May 25, 2021, and October 8, 2021.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, metal production rates, variability in the Mineral Resource, EE&D activities, foreign exchange rates and seasonality of production at Tucano. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from Q3 2018 until its completion in Q2 2019 and additional costs associated with the ore processing campaign, which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters due to higher variability in Mineral Resources at the GMC, costs of temporary shutdowns affecting production costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia as well as the implementation of new labour laws in Mexico and the resulting labour shortages experienced in Q3 2021.

1 The Company has included certain non-GAAP performance measures throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

2 Excludes purchased ore.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 20

To mitigate its exposure to foreign exchange risk, the Company enters into forward currency contracts from time to time. In Q1 2019, these were primarily to manage the Company’s exposure to the Mexican peso. Commencing Q2 2019, the Company entered into contracts to manage exposure to the Brazilian Real. Such contracts can result in gains and losses, as these contracts are marked to market at the end of each reporting period. Gains and losses on derivative instruments are included in finance and other income. Foreign exchange gains and losses are also included in finance and other income and arise from the translation of foreign currency-denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures primarily reflect Coricancha care and maintenance and project expenditures after its acquisition in June 2017, except for Q4 2019, which includes Mexican reclamation provision in the amount of $9.7 million.

G&A expenditures are consistent over the last eight quarters except for non-recurring G&A charges related to management changes and accruals made for Brazilian legal claims in Q4 2019.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Cash flows from (used in) operating activities before changes in non-cash working capital	$(8,695)	$26,239	$(2,338)	$51,241
Changes in non-cash working capital	737	(6,578)	3,213	(324)
Net cash provided by (used in) operating activities	(7,958)	19,661	875	50,917
Net cash used in investing activities	(6,412)	(8,716)	(34,290)	(33,046)
Net cash provided by (used in) financing activities	15,977	(3,712)	6,166	13,945
Effect of foreign currency translation on cash and cash equivalents	(980)	(790)	(291)	(2,138)
Increase (decrease) in cash and cash equivalents	627	6,443	(27,540)	29,678
Cash and cash equivalents, beginning of period	35,229	60,205	63,396	36,970
Cash and cash equivalents, end of period	$35,856	$66,648	$35,856	$66,648

Operating activities

Before changes in non-cash working capital, cash flows from operating activities were negative $8.7 million for Q3 2021, a decrease of $34.9 million over the comparable period of 2020. This decrease is attributable primarily to higher cash costs stemming from the factors described previously, lower gold ounces sold, and lower realized gold and silver prices. Including changes in non-cash working capital, cash flow from operating activities was negative $8.0 million for Q3 2021 compared with $19.7 million for Q3 2020.

For YTD Q3 2021, cash flows provided by operating activities before changes in non-cash working capital amounted to negative $2.3 million, compared with $51.2 million in the comparable period of 2020. This $53.6 million decrease is primarily due to higher total cash costs described previously along with lower gold ounces sold, partly offset by the higher realized gold and silver prices. Net cash provided by operating activities was $0.9 million.

Investing activities

The Company invests excess cash in short-term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short-term deposits, for Q3 2021, the Company’s cash outflows included $6.4 million for additions to mineral properties, plant and equipment (including $2.0 million of capitalized stripping costs at Tucano). The Company’s cash outflows for Q3 2020 included $8.7 million in additions to plant and equipment (including $5.1 million of capitalized stripping costs at Tucano).

For YTD Q3 2021, the Company’s cash outflows included $33.9 million in plant and equipment (including $23.2 million of capitalized stripping at Tucano) and $0.4 million in relation to the environmental bond at Coricancha. The investing cash outflows for YTD Q3 2020 related to $33.0 million in plant and equipment additions (including $24.5 million of capitalized stripping at Tucano).

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 21

Financing activities

Net cash flows provided by financing activities of $16.0 million during Q3 2021 is primarily attributable to $19.8 million of net proceeds from the gold doré prepayment facility with Asahi, and $0.1 million in proceeds from the exercise of stock options, partially offset by $2.3 million net cash repayment of other borrowings, which includes the repayment of the outstanding balance of the Samsung advance, and $1.6 million payment of lease liabilities. The $3.7 million cash used in financing activities in Q3 2020 consisted of $2.9 million net cash repayment of borrowings, and $1.4 million payment of lease liabilities, partly offset by $0.6 million in proceeds from the exercise of stock options.

For YTD Q3 2021, net cash flows provided used in financing activities amounted to $6.2 million consisting of $19.8 million of net proceeds from the gold doré prepayment facility with Asahi and $0.4 million in proceeds from the exercise of stock options, partially offset by $9.4 million in principal net cash repayments on borrowings and $4.6 million in lease liability payments. The $13.9 million financing cash flows provided by financing activities for YTD Q3 2020 related to the $14.7 million of net cash proceeds from the equity bought deal offering (the “Offering”), $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, $10.3 million of drawings on credit facilities and $0.6 million in proceeds from the exercise of stock options, partly offset by $18.5 million in principal repayments on borrowings and $4.4 million in lease liability payments.

Trends in liquidity and capital resources

As of September 30, 2021, cash and cash equivalents were $35.9 million, and net working capital totalled $3.8 million. The Company has $33.7 million of current borrowings on September 30, 2021; $4.5 million was repaid after the end of the quarter, and approximately $23.1 million of remaining repayments due in the next 12 months. Included in the remaining repayments for the next 12 months are $19.4 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future. The unsecured bank facilities are interest-bearing at a weighted average fixed interest rate of 5.3% per annum.

Due to lower than anticipated production in both Tucano and Mexico in 2021, the Company expects negative cash flows from its mining operations in 2021 before capital investments, exploration and evaluation and development costs, debt repayment obligations, at current metal prices, and current exchange rates for the BRL and MXN to the USD. The Company has determined that it will require further financing through the offering of its share capital via the ATM Facility and will consider other equity and debt financing if necessary, in order to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions, and meet scheduled debt repayment obligations. The Company will also evaluate, from time to time, sales of its common shares to improve the Company’s liquidity and working capital position.

On October 15, 2021, the Company entered into the ATM Agreement with H.C. Wainwright & Co., LLC, pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement.

To the extent that cash flows generated from operations during 2021 are less than anticipated or in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance, or if the Company undertakes an acquisition, additional capital may be required. Sources of capital include accessing the private and public capital markets for debt and equity over the next 12 months, including pursuant to the ATM Facility. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

Over the next 12 months, the Company expects to continue to focus on Tucano optimization and exploration. In addition, the Company is expediting studies to support a decision to initiate underground production at Tucano to supplement the open pit ore. In Mexico, in keeping with the decision to put the Guanajuato mine and the Cata processing plant on care and maintenance as of November 30, 2021, a key focus will be finding a solution for continuing processing of ore from the GMC and the overall improvement of the performance of Topia and the San Ignacio Mine. In Peru, the Company will be further evaluating options for Coricancha.

The Company’s operating cash flows are very sensitive to the prices of gold and silver and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may increase planned expenditures, and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 22

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$3	$3	$—	$—	$—
Drilling services	1,013	1,013	—	—	—
Equipment purchases	395	395	—	—	—
Debt obligations	26,317	25,484	833	—	—
Capital lease obligations	11,594	6,299	5,295	—	—
Other financial obligations	38,482	38,291	191	—	—
Total	$77,803	$71,784	$6,319	$—	$—

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar (the “Vendors”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As of September 30, 2021, the Company’s unaudited condensed interim consolidated financial statements reflect a reimbursement right in the amount of $12.3 million regarding these reclamation and remediation obligations that will be recoverable from the Vendors when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendors regarding reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendors also agreed to indemnify the Company for up to $4.0 million regarding legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As of September 30, 2021, the Company has recorded a reimbursement right in the amount of $1.9 million regarding certain legal claims, fines and sanctions that will be recoverable from the Vendors upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendors agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. The amount of the remediation bond amount was increased in June 2017 to $10.9 million. On June 27, 2020, the Company reached an agreement with the Vendors to defer post-remediation bond funding requirements beyond the original June 30, 2020, expiry date. The Vendors maintained a $7.0 million bond until June 30, 2021, at which time it was reduced to $6.5 million which the Vendors are required to maintain until June 30, 2022 unless Great Panther permanently closes Coricancha. In June 2021, the Company put in place an additional bond for $0.5 million by providing cash collateral of $0.4 million. If a decision to permanently close the mine is made, the Vendors will fund closure costs up to the revised amount of its bond funding obligation. The Company’s subsidiary, Great Panther Coricancha S.A. (“GP Coricancha”), will be required to post the total amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then GP Coricancha will likewise be required to post the total amount of the required reclamation bond. The Vendors’ obligation to indemnify the Company for up to $20.0 million for reclamation and remediation expenses is not changed by the Company’s decision regarding Coricancha’s future operating plans. The Peruvian government introduced a new mine closure law which contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Additional details on the new law are included in the “Advanced Projects” section of this document.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience, and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 23

Refer to note 4 of the 2020 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized when the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not required to be adopted for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$35,856	Amortized cost	Credit, currency, interest rate
Marketable securities	$3	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$3,153	Amortized cost	Credit, commodity price
Restricted cash	$1,055	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$19,478	Amortized cost	Currency, liquidity
Derivative liabilities	$—	Fair value through profit or loss	Credit, currency, interest rate
Borrowings	$44,075	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to and how such risks are managed by the Company is provided in note 26 of the annual audited consolidated financial statements for the year ended December 31, 2020.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 356,971,375 common shares issued and outstanding. There were 8,100,209 options, 1,523,577 restricted share units, 1,827,054 performance-based restricted share units, 2,279,163 deferred share units and 9,749,727 share purchase warrants outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended September 30, 2021, that have materially affected or are reasonably likely to affect internal controls over financial reporting materially. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. There have been no changes that occurred during the three and nine months ended September 30, 2021, that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

1 As at September 30, 2021.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 24

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Fernando A. Cornejo, M.Eng., P. Eng., the Company’s Chief Operating Officer, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a non-independent Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of the technical reports applicable to such properties, refer to the Company’s most recent AIF filed at www.sedar.com or the Company’s most recent reports on Form 40-F and Form 6-K filed with the SEC at www.sec.gov/edgar.shtml.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 25

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, adjusted EBITDA, adjusted net income (loss), adjusted earnings (loss) per share, mine operating earnings before non-cash items, free-cash-flow, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others. Therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA indicates the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, amortization and depletion and income tax expense (recovery). Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, gains and losses on derivative instruments, impairment charges, changes in reclamation and remediation provision recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000s)	Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Net income (loss) for the period	$(18,047)	$18,635	$(28,435)	$(13,277)
Income tax expense (recovery)	—	2,166	221	2,490
Finance income	(70)	(54)	(207)	(234)
Finance expense	1,519	1,528	4,342	4,483
Amortization and depletion	6,756	10,213	23,548	30,466
EBITDA	$(9,842)	$32,488	$(531)	$23,928
Foreign exchange loss (gain)	663	1,193	1,470	15,096
Loss on derivative instruments	—	776	572	30,563
Share-based compensation expense	358	455	1,589	1,863
Change in reclamation and remediation provision recorded in EE&D	(6)	22	(6)	57
Adjusted EBITDA	$(8,827)	$34,934	$3,094	$71,507

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 26

Free cash-flow

Free cash flow is a non-GAAP measure to analyze cash flows generated from operations and is calculated by deducting additions to mineral properties, plant and equipment from net cash provided by operating activities. Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

(000s)	Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Net cash provided by operating activities	$(7,958)	$19,661	$875	$50,917
Additions to mineral properties, plant and equipment	(6,412)	(8,677)	(33,890)	(33,033)
Free cash-flow	$(14,370)	$10,984	$(33,015)	$17,884

Adjusted net income (loss) and adjusted earnings (loss) per share

The Company uses adjusted net income (loss) and adjusted earnings (loss) per share to supplement information in its consolidated financial statements. The Company excludes the following from net earnings to provide a measure that allows the Company to evaluate the operating results of the underlying core operations: i) share-based compensation, ii) loss on derivative instruments, iii) foreign exchange loss.

(000s)	Q3 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
Net income (loss) for the period	$(18,047)	$18,635	$(28,435)	$(13,277)
Adjusted for the following items:
Loss on derivative instruments	—	776	572	30,563
Foreign exchange loss (gain)	663	1,193	1,470	15,096
Share-based compensation	358	455	1,589	1,863
Adjusted net income (loss)	$(17,026)	$21,059	$(24,804)	$34,245
Weighted average number of shares (000s)	356,696	353,768	355,827	332,150
Adjusted earnings (loss) per share	$(0.05)	$0.06	$(0.07)	$0.10
Diluted adjusted earnings (loss) per share	$(0.05)	$0.06	$(0.07)	$0.10

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations before G&A expenses, EE&D expenses, share-based compensation and amortization. A reconciliation of mine operating earnings is provided in the Consolidated Results of Operations section.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 27

Cash cost per gold ounce sold, AISC per gold ounce sold and AISC per gold ounce sold, excluding corporate G&A expenditures

The Company uses cash costs per gold ounce sold and AISC per gold ounce sold to manage and evaluate operating performance at each of its mines. These metrics are widely reported measures in the precious metals mining industry as benchmarks for performance but do not have standardized meanings. Cash costs are calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

AISC is an extension of cash costs that include additional costs that reflect the varying costs of producing gold over the life cycle of a mine. These include sustaining capital expenditures, sustaining EE&D expenses, G&A expenses and other costs that are not typically reported as cash costs. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Non-sustaining expenditures result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or result in significant improvements in recovery or grade. Non-sustaining expenditures are not included in the calculation of AISC.

AISC excluding corporate G&A expenses reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for Q3 2021 and Q3 2020:

	Q3 2021				Q3 2020
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$28,620	$10,108	$38,728	$38,849	$26,758	$8,190	$34,948	$35,028
Share-based compensation	—	—	—	(121)	—	—	—	(80)
Smelting and refining charges	9	757	766	766	24	1,300	1,324	1,324
By-product revenues	(72)	(7,120)	(7,192)	(7,192)	(158)	(11,082)	(11,240)	(11,240)
Cash operating costs, net of by-product revenue (A)	$28,557	$3,745	$32,302	$32,302	$26,624	$(1,592)	$25,032	$25,032
G&A expenses	—	—	—	3,348	—	—	—	2,988
Lease liability payments	1,269	237	1,506	1,594	1,248	43	1,291	1,350
Share-based compensation	—	—	—	358	—	—	—	455
Accretion	296	219	515	515	246	(3)	243	243
Sustaining EE&D expenses	1	1,740	1,741	1,744	—	1,448	1,448	1,475
Stripping costs	2,002	—	2,002	2,002	5,137	—	5,137	5,137
Sustaining capital expenditures	762	1,487	2,249	2,249	1,872	811	2,683	2,683
Care and maintenance costs	—	—	—	—	—	142	142	142
All-in sustaining costs (B)	$32,887	$7,428	$40,315	$44,112	$35,127	$849	$35,976	$39,505
Gold ounces sold (C)	16,031	1,909	17,940	17,940	33,112	2,067	35,179	35,179
Cash cost per gold ounce sold (A÷C)	$1,781	$1,962	$1,801	$1,801	$804	$(770)	$712	$712
AISC per gold ounce sold (B÷C)	$2,051	$3,891	$2,247	$2,459	$1,061	$411	$1,023	$1,123

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 28

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for YTD Q3 2021 and YTD Q3 2020:

	YTD Q3 2021				YTD Q3 2020
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$86,097	$30,123	$116,220	$116,574	$78,637	$20,118	$98,755	$98,982
Share-based compensation	—	—	—	(354)	—	—	—	(227)
Smelting and refining charges	33	2,935	2,968	2,968	68	3,084	3,152	3,152
Revenue from custom milling	—	—	—	—	—	(34)	(34)	(34)
By-product revenues	(255)	(27,595)	(27,850)	(27,850)	(335)	(21,456)	(21,791)	(21,791)
Cash operating costs, net of by-product revenue (A)	$85,875	$5,463	$91,338	$91,338	$78,370	$1,712	$80,082	$80,082
G&A expenses	—	—	—	10,154	—	—	—	8,733
Lease liability payments	3,819	532	4,351	4,545	4,139	63	4,202	4,375
Share-based compensation	—	—	—	1,589	—	—	—	1,863
Accretion	753	584	1,337	1,337	709	63	772	772
Sustaining EE&D expenses	22	4,799	4,821	4,861	329	2,743	3,072	3,187
Stripping costs	23,214	—	23,214	23,214	24,450	—	24,450	24,450
Sustaining capital expenditures	2,370	3,129	5,499	5,499	4,934	1,477	6,411	6,411
Care and maintenance costs	—	—	—	—	—	1,960	1,960	1,960
All-in sustaining costs (B)	$116,053	$14,507	$130,560	$142,537	$112,931	$8,018	$120,949	$131,833
Gold ounces sold (C)	60,511	5,717	66,228	66,228	93,375	5,688	99,063	99,063
Cash cost per gold ounce sold (A÷C)	$1,419	$956	$1,379	$1,379	$839	$301	$808	$808
AISC per gold ounce sold (B÷C)	$1,918	$2,538	$1,971	$2,152	$1,209	$1,410	$1,221	$1,331

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 29

Cash cost per payable silver ounce and AISC per payable silver ounce

Although the Company’s primary metal produced by value is gold after the acquisition of Tucano on March 5, 2019, the Company still uses cash cost per payable silver ounce and AISC per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines.

The following table reconciles cash operating costs, net of by-product revenue to AISC per payable silver ounce for the Q3 and YTD Q3 2021 and 2020:

	Q3 2021		Q3 2020		YTD Q3 2021		YTD Q3 2020
	GMC	Topia	GMC	Topia	GMC	Topia	GMC	Topia
Production costs (sales basis)	$5,948	$4,160	$4,452	$3,738	$17,263	$12,860	$10,740	$9,378
Smelting and refining charges	340	417	511	789	1,179	1,756	1,108	1,976
Revenue from custom milling	—	—	—	—	—	—	—	(34)
By-product revenues	(3,093)	(1,596)	(3,641)	(2,203)	(9,077)	(6,292)	(9,120)	(4,966)
Cash operating costs net of by-product revenue (A)	$3,195	$2,981	$1,322	$2,324	$9,365	$8,324	$2,728	$6,354
Lease liability payments	123	114	—	43	315	217	—	63
Accretion	118	101	(2)	(1)	316	268	26	37
Sustaining EE&D expenses	1,419	321	1,346	102	4,108	691	2,546	197
Sustaining capital expenditures	277	1,210	161	650	406	2,723	315	1,162
Care and maintenance costs	—	—	142	—	—	—	1,382	578
All-in sustaining costs (B)	$5,132	$4,727	$2,969	$3,118	$14,510	$12,223	$6,997	$8,391
Payable silver ounces sold (C)	109,323	146,318	157,628	196,758	367,456	516,747	384,192	472,494
Cash cost per payable silver ounce (A÷C)	$29.23	$20.37	$8.38	$11.82	$25.49	$16.11	$7.10	$13.45
AISC per payable silver ounce (B÷C)	$46.94	$32.31	$18.83	$15.85	$39.49	$23.65	$18.21	$17.76

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 30

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States “Private Securities Litigation Reform Act” of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned exploration and drilling program (metres drilled); plans to evaluate future financing opportunities, including the plans to renew the Company’s shelf prospectus and consider equity and debt financing opportunities; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices, exchange rates, as well as fluctuations in ore grades and other operating factors; the outcome of legal proceedings; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 that may constitute forward-looking statements are:

Regarding Tucano:

•	expectations regarding the ongoing geotechnical control of UCS and related slope stability; including expectations regarding the Company’s remediation work at the UCS open pit, the costs of and time to complete such work, and the Company’s expectation of the resulting benefits;
•	expectations regarding the production profile for Tucano and its ability to meet the revised production and cost guidance for 2021 or preliminary production guidance for 2022;
•	expectations regarding of Tucano’s exploration potential, including regional and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans to target these opportunities;
•	expectations regarding the (i) potential for additional near-term gold production resulting from exploration activities at the URN pit; (ii) potential for a decision to initiate underground production to supplement the open pit feed to the mill and expectations around the timeline for the studies in support of such decision, (iii) potential for high-grade mineralization at the URN open pit to allow extension of the mineable area of the pit and the related expectations of continuity of the underground zone; (iv) the estimated potential for the underground mine below the current URN open pit; and (v) whether Great Panther's exploration program will support a decision for the start-up of the underground project.
•	expectations regarding the results of the first phase drilling program, including the continuity of mineralization of the TAP C1 deposit to approximately 50-70m below the current pit floor, initial results of the re-modelling of the TAP C1 deposit, which define the structural framework that has affected the mineralization and explain mineralization discontinuities and related plans to complete infill drilling of TAP C1 to target definition of an Inferred and Indicated Mineral Resources;
•	expectation that we will be successful in our Federal appeal regarding, among other matters, the ban on the use of cyanide in respect of our Tucano operations;
•	expectations that the Company plans to focus on continued Tucano optimization and exploration over the next 12 months;
•	expectations regarding capital and operating expenditures at Tucano; and
•	expectations regarding future contractor performance and ability to improve current fleet availabilities.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 31

Regarding the GMC:

•	expectations that the Company will finalize a toll milling arrangement or otherwise find an alternative arrangement for processing ore to allow continued operations at the St. Ignacio mine after November 2021;
•	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in in the future and on favourable terms;
•	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;
•	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC;
•	expectations regarding the results of exploration programs at Guanajuato in 2021; and
•	expectations regarding the impact of labour reform in Mexico.

Regarding Topia:

•	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;
•	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring without interruption;
•	expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations;
•	expectations regarding the results of exploration programs at Topia in 2021; and
•	expectations regarding the impact of labour reform in Mexico.

Regarding Coricancha:

•	expectations that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;
•	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
•	if applicable, expectations regarding the costs to restart Coricancha;
•	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP, which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
•	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA. which is preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding the impact of the Constitutional Case and the consequence of the removal of the injunction;
•	expectations regarding the reclamation process, including the timing and cost to complete required reclamation and the impact of Mine Closure Law introduced by the Peruvian government on August 18, 2021 and it’s potential impact, if any, on the Company’s liquidity;

•	expectations regarding the results of exploration programs at Coricancha in 2021; and
•	expectations regarding SUNAT’s claim for outstanding taxes.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 32

Regarding general operational and corporate matters:

•	revised consolidated 2021 production and AISC guidance for the Company’s operations and the expectation that the Company will be able to meet such guidance, including the assumptions related thereto;
•	expectations regarding the Company’s cash flows from operations in 2021;
•	expectations that the Company may raise additional debt or equity over the next twelve months to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;
•	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
•	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
•	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
•	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;
•	expectations regarding future debt or equity financings, to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;
•	expectations regarding access to additional capital to fund further expansion or development plans and general working capital needs; and
•	expectations in respect of permitting and development activities; and

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

•	the assumptions underlying the Company’s revised 2021 production and AISC guidance continuing to be accurate;
•	continued operations at all three of the Company’s mines for 2021 without significant interruption due to COVID-19 or any other reason;
•	continued operations at Tucano in accordance with the Company’s revised mine plan, including the expectations regarding the ongoing geotechnical control of UCS and planned pushback activities;
•	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
•	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;
•	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 5.35 in the fourth quarter of 2021 used in the revised 2021 AISC guidance;
•	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
•	prices for energy inputs, labour, materials, supplies and services (including transportation);
•	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms;
•	Tucano will be able to continue to use cyanide in its operations;
•	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2021 with the result that the Company will be able to meet its scheduled debt payments when due;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 33

•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which these technical reports are based;
•	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
•	the execution and outcome of current or future exploration activities;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions; and
•	the risk that the Mine Closure Law introduced by the Peruvian government on August 18, 2021 has a material impact on the Company’s liquidity.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	open pit mining operations at Tucano have a limited established mine life, and the Company may not be able to extend the mine life for Tucano open-pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
•	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
•	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, including the risk of further shortages of purchased oxygen at Tucano which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
•	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due, which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures;
•	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
•	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
•	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
•	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
•	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 34

•	there is no assurance that the Company will be able to continue mining the UCS pit as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;
•	challenging operational viability of Mexican operations;
•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
•	the risk that pushback activities intended to improve pit wall stability at the UCS open pit may not results in the expected benefits or make take longer of cost more to complete than initially anticipated;
•	liabilities that the Company may incur may exceed the policy limits of its insurance coverage or may not be insurable, in which case the Company could incur significant costs that could adversely impact the Company’s business, operations, profitability, or value;
•	there is no assurance that the Company will be able to identify or complete acquisition opportunities or if completed that such acquisition will be accretive to the Company;
•	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
•	the potential for unexpected and excessive costs and expenses and the possibility of project delays;
•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms;
•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including the labour reforms in Mexico which could increase costs of our operations, the impacts of which could be significant;
•	the inability to operate the Topia Phase II TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available;
•	diminishing quantities or grades of mineralization as properties are mined;
•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
•	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;
•	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
•	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;
•	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary;
•	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;
•	failure of counterparties to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;
•	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future;
•	the Company’s ability to operate as anticipated,

•       the risk that the GPC will ultimately be found liable for the unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC in March 2006; and

•	the Company’s ability to operate as anticipated,

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 35

and other risks and uncertainties, including those described in respect of Great Panther in its most recent AIF, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Risk Factors” in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 36

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “US Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Mineral Resources” have a lower level of confidence than that applied to an “Indicated Mineral Resource”, must not be converted to a Mineral Reserve and there is a deal of uncertainty as to their existence and as to whether they can be mined legally or economically. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in-place tonnage and grade without reference to unit measures.

GREAT PANTHER MINING LIMITED Management’s Discussion &Analysis	Page 37